DONNELLEY FINANCIAL SOLUTIONS, INC.

DONNELLEY FINANCIAL, LLC

DFS INTERNATIONAL HOLDINGS, INC.

35 West Wacker Drive

Chicago, Illinois 60601

March 20, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Donnelley Financial Solutions, Inc. et al.—Registration Statement on Form S-4 (File No. 333-216619)

Dear Mr. Shainess:

On behalf of Donnelley Financial Solutions, Inc., Donnelley Financial, LLC and DFS International Holdings, Inc. (the “Registrants”), I hereby respectfully request that the above-referenced registration statement on Form S-4 (the “Registration Statement”) be declared effective on March 22, 2017 at 4:00 p.m. eastern standard time, or as soon thereafter as practicable.

The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, the Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	-2-

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact Robert W. Downes of Sullivan & Cromwell LLP by telephone (+1 212 558 4312) or email (downesr@sullcrom.com) with any questions or comments regarding this filing. In addition, please inform Mr. Downes when this request for acceleration has been granted.

Sincerely,

/s/ Jennifer B. Reiners

Jennifer B. Reiners

General Counsel and Chief

Compliance Officer

cc:	Robert W. Downes
(Sullivan & Cromwell LLP)